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                           June 3, 2021

       A. Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street Ste 400
       Denver, CO 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-255887

       Dear Mr. Douglass:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Registration Statement

       Prospectus Summary, page 2

   1.                                                   Please revise your
"Overview" section of the prospectus summary to disclose:
                                                            the current
development status your GSP System, the fact that you have not had any revenues to date
and how many GSP Systems have been sold to date;
                                                            the status and
obligations of the consulting agreement that you have assumed from your parent,
including the amounts due;
                                                            the number of
shares of common stock sold as compared to the number of shares that were issued to your
parent; and
                                                            that, since your
parent's incorporation, your parent has been involved in a number of business ventures,
all of which were unsuccessful and which your parent
                                                            has abandoned.
 A. Stone Douglass
FirstName  LastNameA. Stone
GeoSolar Technologies, Inc. Douglass
Comapany
June 3, 2021NameGeoSolar Technologies, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 3

2. Please add risk factor disclosure to describe your history of losses and lack of revenues.
Management's Discussion and Analysis, page 6

3. Please disclose the proceeds received from the offering of common stock and sale of
         Units.
Business , page 7

4. You disclose that you assumed all liabilities associated with consulting agreements previously signed by Fourth Wave Energy, Inc. Please describe the agreements and consulting services provided by Fourth Wave Energy, Inc.
Signatures, page II-4

5. It is unclear if the board of directors have signed the registration statement. Please revise or advise. See Instruction 2 to Signatures on Form S-1.
General

6. In your next amendment, please include updated financial statements that comply with
         Rule 8-08 of Regulation S-X. Related financial information, such as, but not limited to,
         MD&A, should also be be updated.

7. We note your reference to "approximately" 10,000,000 shares of Geosolar Technologies being distributed and the reference to "(subject to change prior to the record date of the
         Spin-Off)". Please clarify the circumstances in which that number of shares could change.
8. We note your disclosure that "each four shares of FWAV's common stock" will be entitled to one share of Geosolar common stock. Please clarify what will happen to shareholders who hold less than four shares. Also, please tell us the source of the cash to be paid to shareholders.
9. Please tell us the basis for your anticipation that your common stock will trade on the
         OTC Market Group platform after the spin off, and whether you intend to register your common stock under the Securities Exchange Act.
10. Please tell us why you do not believe it is necessary for the shareholders of FWAV to approve this transaction.
11. It us unclear why you have stated that this "Prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities." See Item 501 of Regulation S-K.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 A. Stone Douglass
GeoSolar Technologies, Inc.
June 3, 2021
Page 3

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameA. Stone Douglass                        Sincerely,
Comapany NameGeoSolar Technologies, Inc.
                                                           Division of
Corporation Finance
June 3, 2021 Page 3                                        Office of
Manufacturing
FirstName LastName